ONEASCENT CAPITAL OPPORTUNITIES FUND	Ultimus Fund Distributors, LLC

December 17, 2024

Via Electronic Transmission

Elaine Smiley

Securities and Exchange Commission

Re:	OneAscent Capital Opportunities Fund
SEC File No. 811-23957

Dear Ms. Smiley:

Pursuant to Rule 461 under the Securities Act of 1933, on behalf of OneAscent Capital Opportunities Fund (the "Registrant”) and ULTIMUS FUND DISTRIBUTORS, LLC, the Registrant's principal underwriter, the Registrant hereby requests acceleration of the effective date of Pre-Effective Amendment No. 4 to the Registrant's Registration Statement to December 20, 2024 or, in the alternative, acceleration to the earliest possible time after the date submitted. Absent acceleration, the Registration Statement would not become effective. The undersigned is each aware of its obligations under the 1933 Act and that the SEC may no longer require a Tandy letter to be included in this correspondence. Nonetheless, the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Registrant. If you have any questions concerning this request, please contact Cassandra Borchers at (513) 352-6632.

ONEASCENT CAPITAL
OPPORTUNITIES FUND	ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ Martin Dean	By: /s/ Kevin Guerette
Print Name: Martin Dean	Print Name: Kevin Guerette
Print Title: President	Print Title: President